Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in our Quarterly Report on Form 6-K for the period ended September 30, 2021 (our “Form 6-K”). This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and elsewhere in this report.

Overview

The Company derives revenue from the sales of cryptocurrency mining machine and standardized computing equipment, packaged software products, technical support plans, software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income. During the nine months ended September 30, 2021, the Company derived revenue from the sales of the following three items:

(1)	Sales of Cryptocurrency Mining Machine and Standardized Computing Equipment

The Company recognizes the product revenues on a gross basis as the Company is responsible for fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the acceptance from customers.

(2)	Retail Software Products

The Company’s packaged software products consist of accounting software, fintech software, trading education software products and other online based management products. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over a six-month period.

(3)	Technical Support Plans

The Company sells its technical support plan either as a package with its sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over a six- month period.

(3)	Software Customization Services

The Company delivers its software customization services by developing customized features on the software products to suit customers’ special needs. Upon receiving the purchase request from the customers, the Company designs, develops, tests, and implements the specified features to our software products. The Company also includes a one-year technical support plan specifically for the developed feature(s).

Customers can request and purchase the service together with a purchase of our software product, or separately if the customer has our software products in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for six months period.

In August 2021, we started the strategic transformation into becoming an integrated technology company that focuses on the development of blockchain-oriented ASIC chips, the production of advanced crypto mining equipment, and fintech software services. As a result, we generated $5.8 million of revenues in the third quarter of 2021, mainly due to trading computing servers and crypto mining machine sales.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Our cost of revenues consists primarily of：(1) cost of product revenue, which includes direct costs of cryptocurrency mining machine, standardized computing equipment and software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention; research and development expenses; (2) cost of services and other revenue, which reflects direct costs associated with providing services, including data center and support costs related to delivering online services.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our corporate staff, marketing costs, office supplies, welfare expenses, training expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses. Selling, general and administrative expenses also include depreciation and amortization expenses. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of our assets, which generally range from three to five years.

Research and development expenses. Research and development expenses consist primarily of compensation expense for our staff in research and development teams, including the salaries, payroll taxes, employee benefit costs and facilities support costs related to our research and development.

Bad debt expenses. Based on our periodic review of accounts receivable balances, we adjusted the allowance for doubtful accounts after considering management’s evaluation of the collectability of individual receivable balances, including the analysis of subsequent collections, the customers’ collection history, the write off of uncollectible receivables against the existing reserve, and recent economic events.

Recent Developments

With two recent executive hires, Mr. Bo Zhu as Chief Strategy Officer (“CSO”), and Mr. Li Chenjun as Co-Chief Executive Officer (“Co-CEO”), on June 2021, and July 2021 respectively, the Company decided to enter into new business lines: ASIC chip research and development and crypto mining equipment manufacturing and sales.

The newly appointed executives, Co-CEO Mr. Chenjun Li and CSO Mr. Bo Zhu, each has significant experience and industry resources in chip designs and blockchain applications. As one of the pioneers in the ASIC chip design area, Mr. Chenjun Li has extensive experience in the chip production supply chain. In 2013, the Co-CEO, Mr. Chenjun Li, designed the first-generation ASIC applicable to Bitcoin computing and successfully completed the mass production of 16nm and 10nm ASIC chips at TMSC and Samsung in 2015 and 2017, respectively. The CSO, Mr. Bo Zhu. has a significant understanding of the blockchain technology application, as well as a well-known reputation and extensive network within the industry due to the extended time spent in high-performance computing research in the past years.

In August 2021, the Company announced the launch of its first ASIC crypto Miner - KOI MINER C16 (“C16”). C16 is equipped with the C3012 chip made by Semiconductor Manufacturing International Corp.’s N+1 process. C16 has a hash rate up to 113 TH/s and a power efficiency ratio of 30 J/T, supporting the mining of Bitcoin, Bitcoin Cash and other cryptocurrencies.

With increased institutional investment and attention to blockchain and cryptocurrencies, many large listed crypto mining companies in the United States and Canada have demonstrated a huge demand for high-end Bitcoin miners, and we expect that our C16 miners have the opportunity to secure a considerable amount of orders in this trend. C16 is expected to launch sales in the United States, Canada and Europe.

In order to achieve our mission as stated in the new growth strategy announced in August 2021: to become one of the key participants and contributors in the global blockchain ecosystem, we incorporated a wholly owned limited liability subsidiary, Nanjing Lucun Semiconductor Co. Ltd., in China on June 17, 2021. We also established two wholly owned subsidiaries, AGM Defi Lab Pte Limited in Singapore and AGM Defi Tech Limited in Hong Kong on July 30, 2021 and August 8, 2021, respectively, for providing software development and consulting services in Asian areas. We plan to establish office and research center in Hongkong and Singapore as those regions have cleared regulatory framework towards crypto assets and blockchain technology and hire more senior professional.

In September 2021, AGM Technology entered into a strategic partnership agreement with HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd (“HighSharp”), a fabless integrated circuit designer that provides advanced semiconductor solutions for supercomputing hardware, pursuant to which, for a six-month period until March 25, 2022, HighSharp will provide the latest ASIC chip technology and manufacturing services to the Company and the Company will be responsible for client development on a global basis, with a target to generate orders in a total amount of US$100 million during the six-month term until March 25, 2022. If the Company and HighSharp achieve their respective targets, the Company and HighSharp plan to form a joint venture, joined by HighSharp’s key R&D team members, with the goal to integrate next generation product research and development into fabless integrated circuit design capabilities that provides advanced semiconductor solutions for supercomputing hardware. The Company will own 60% equity and HighSharp will own 40% equity in the joint venture. See “Risk Factors - We are exposed to the uncertainty with respect to China’s crackdown on cryptocurrency-related business.”

In September 2021, since the employment agreement between the Company and Mr. Bin Cao, then Chairman of the Company, expired, the Board terminated the employment with Mr. Bin Cao and removed him from all position in the Company. The Board approved the appointment of Mr. Chenjun Li, Co-CEO of the Company, as director and Chairman of the Board, effective September 15, 2021, until the next annual shareholder meeting or until his earlier death, resignation or removal.

In September 2021, the Company appointed Mr. Steven Yuan Ning Sim as the Chief Financial Officer after the resignation of the former Chief Financial Officer, Zhihe Yang. Mr. Sim has over 15 years of audit and financial management experience and is a member of the Association of Chartered Certified Accountants (ACCA). The appointment is for a term of one year or until his earlier death, resignation or removal.

In October 2021, AGM Tianjin terminated the Equity Transfer Agreement and Supplement Agreement with all the shareholders of Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”). Also in October 2021, AGM Tianjin entered into an agreement on transfer of creditor rights (the “Transfer Agreement”) with a non-affiliated third party (the “Buyer”). Pursuant to the Transfer Agreement, AGM Tianjin agrees to sell to the Buyer all of its rights and obligations under the Equity Transfer Agreement and the Supplement Agreement, namely, the right to receive the Advance Payment plus interest, for a total purchase price of $5,000,000 (the “Purchase Price”), $2,500,000 of which will be payable on or before December 31, 2021 and the remaining $2,500,000 will be payable on or before June 30, 2022. The Buyer agrees, in the event it fails to pay the Purchase Price on time, to pay as damages for breach of contract an amount equal to four times China’s loan prime rate (LPR) of the Purchase Price due.

In October 2021, AGM Technology received a purchase order from Nowlit Solutions Corp, a leading digital currency equipment supply chain services and consultancy company in North America with strong relationship and resource within the Fintech and Blockchain ecosystems having supplied leading global players including Lake Parime USA Inc. and StrongHold Digital Mining. Pursuant to the terms of the   purchase order, the Company agreed to deliver 30,000 units of 100 TH/S ASIC crypto miners with an aggregate operating hash power of 3000 PH/S to Nowlit Solutions within the first quarter of 2022.

In October 2021, AGM Technology agreed to supply MinerVa  Semiconductor Corp. (“MinerVa”) with 25,000 units of its 100 TH/S MinerVa MV7 ASIC to build the MinerVa family of crypto miners. MinerVa is a premier high-performance ASIC design and manufacturing company and is the distributor of industrial grade crypto miners to leading global large-scale mining companies. As of October 29, 2021, the Company has received deposit for the crypto miners of $20 million.

In October 2021, AGM Technology entered into a strategic partnership with Meten  Holding Group Ltd. (“Meten”) (NASDAQ: METX) to focus on research and development support for blockchain applications and establishing a cryptocurrency mining supply chain. The agreement includes an initial order from Meten for 1,500 Bitcoin mining machines worth US$12 million.

In November 2021, AGM Technology entered into a sales agreement with Code Chain New Continent Limited (“CCNC”), a vertically integrated cryptocurrency miner, for cryptocurrency mining machines. Pursuant to the sales agreement, the Company agreed to deliver 10,000 units of 100 TH/S KOI mining machines worth US$65 million in the second half of 2022. This agreement also provides CCNC with an option to purchase 10,000 additional mining machines.

In November 2021, we began exploring strategic opportunities to set up our North American manufacturing operations in the United States or Canada to strengthen its leadership position in the Bitcoin mining sector.

Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers, with certain exceptions. While we voluntarily follow most Nasdaq corporate governance rules, we have elected to follow British Virgin Islands law instead of the Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow British Virgin Islands law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

Result of Operations

	For the Three Months Ended September 30,
	2021	2020
Revenues	$5,335,896	$31,261
Cost of revenues	(4,621,957)	(10,123)
Gross profit	713,939	21,138

Operating expenses
Selling, general & administrative expenses	329,391	274,059
Research and development expenses	10,304	16,007
Total operating expenses	339,695	290,066

Income/(Loss) from operations	374,244	(268,928)

Other income/(expenses)
Other income	318	-
Other expenses	(15,323)	(5,324)
Total other expenses	(15,005)	(5,324)

Income/(Loss) from continuing operations before provision of income taxes	359,239	(274,252)
Provision for income taxes expenses	(157,230)	-

Net income/(loss) from continuing operations	202,009	(274,252)

Discontinued operation
Loss from discontinued operation, net of income tax	-	(45,690)

Net income/(loss)	$202,009	$(319,942)

Revenues

Our total revenues increased by $5.3 million, from $31,261 in the three months ended September 30, 2020 to $5.3 million in the three months ended September 30, 2021. The increase was primarily due to the sales revenues from cryptocurrency mining machine and standardized computing equipment sales since 2021. All of our total revenues for the three months ended September 30, 2020 generated from third parties and no revenues incurred from related party.

Cost of Revenues and Gross Margin

Cost of revenues increased by $4.6 million, from $10,123 in the three months ended September 30, 2020 to $4.6 million for the three months ended September 30, 2021. The increase was primarily due to the increase in procurement costs of cryptocurrency mining machines and standardized computing equipment in the three months ended September 30, 2021.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $0.3 million for the three months ended September 30, 2021, an increase of $55,332 or 20%, as compared to the same period in 2020. The increase was primarily due to expenses related to an establishment of a new wholly foreign-owned enterprise.

Research and Development Expenses

We incurred $10,304 and $16,007 in research and development in the three months ended September 30, 2021 and 2020, respectively. Research and development expenses decreased by $5,703, or 36%, for the three months ended September 30, 2021 compared to the same period in 2020. The decrease was primarily due to the decrease in FinTech R&D. We have not invested in cryptocurrency mining machine R&D until September 30, 2021.

Income/(Loss) from operations

As a result of the factors described above, operating income was $0.4 million for the three months ended September 30, 2021, compared to operating loss $0.3 million for the three months ended September 30, 2020, an increase in operating income of $0.7 million.

Other income/(expenses)

For the three months ended September 30, 2021, other expenses, net of other income, were $15,005, compared to other expenses $5,324 for the three months ended September 30, 2020, with a change of $9,681. The increase of other expenses was primarily attributable to foreign exchange loss.

Income/(Loss) from continuing operations

As a result of the foregoing, our income from continuing operations was $0.2 million, or $0.01 income per share (basic and diluted), for the three months ended September 30, 2021, as compared with loss from continuing operations of $0.3 million, or $0.01 loss per share (basic and diluted), for the three months ended September 30, 2020.

Loss from discontinued operation, net of income taxes

Our loss from discontinued operations was nil for the three months ended September 30, 2021, as compared with $45,690 loss from discontinued operations for the three months ended September 30, 2020.

The summarized operating result of discontinued operation included our consolidated statements of operation is as follows:

	For the Three Months Ended September 30,
	2021	2020
Revenues	$-	$76,865
Cost of revenues	-	38,478
Gross profit	-	38,387
Operating expenses	-	84,925
Other income, net	-	4,909
Loss before income taxes	-	41,629
Income tax expense	-	4,061
Loss from discontinued operations	-	45,690
Loss from disposal, net of taxes	-	-
Total loss from discontinued operations	$-	$45,690

We reclassified the disposition of Anyi Network, Inc. and its subsidiaries, which was completed in December 2020, as discontinued operation and recorded a loss of $45,690 from discontinued operation in the three months ended September 30, 2020.

Net Income/loss

As a result of the factors described above, our net income for the three months ended September 30, 2021 was $0.2 million, compared to net loss of $0.3 million for the three months ended September, 2020, an increase in net income of $0.5 million.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of AGM Group Holdings, Inc., AGM Technology Limited, AGM Defi Tech Ltd., our subsidiaries established pursuant to the laws of Hong Kong, AGM DEFI LAB PTE. Ltd., our subsidiary established pursuant to the laws of Singapore, and AGM Software Services Ltd, our subsidiary established pursuant to the laws of the British Virgin Islands are United States dollar. The functional currency of AGM Tianjin Construction Development Co, Ltd., Beijing AnGaoMeng Technology Service Co., Ltd., Nanjing Lucun Semiconductor Co. Ltd., our indirect subsidiaries established pursuant to the laws of China, are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates.

The Consolidated Balance Sheets balances, with the exception of equity at September 30, 2021 and December 31, 2020, were translated at RMB6.4854 and RMB6.5378 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2020 were RMB6.4714 and RMB6.9917 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the Comprehensive income on the consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, the Company reported a foreign currency translation income of $5,540 for the three months ended September 30, 2021. The Company reported a foreign currency translation loss of $134,319 for the three months ended September 30, 2020. This non-cash income/loss had the effect of decreasing/increasing our reported comprehensive income or loss.

Liquidity and Capital Resources

Liquidity

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of September 30, 2021 and December 31, 2020, we had working capital of $3.2 million and $3.7 million, including cash and cash equivalents of $1.4 million and $0.7 million, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2020 to September 30, 2021:

	September 30, 2021	December 31, 2020	Change	Percentage Change
Working capital:
Total current assets	$27,054,925	$6,085,521	$20,969,404	345%
Total current liabilities	23,824,326	2,422,344	21,401,982	884%
Working capital	$3,230,599	$3,663,177	$(432,578)	(12)%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for the nine months ended September 30, 2021 and 2020.

	For the Nine Months Ended September 30,
	2021	2020
Net cash used in by operating activities	$(2,631,984)	$(943,139)
Net cash used in investing activities	-	(821)
Net cash provided by (used in) financing activities	3,397,644	(9,455)
Exchange rate effect on cash, cash equivalents and restricted cash	(26,731)	82,662
Net change in cash and cash equivalents	738,929	(870,753)
Cash and cash equivalents, beginning of the period	664,605	2,076,569
Cash and cash equivalents, end of the period	1,403,534	1,205,816
Less cash and cash equivalents of discontinued operations–end of the period	-	366,606
Cash and cash equivalents of continuing operations–end of the period	$1,403,534	$839,210

Operating Activities:

Net cash used in operating activities of continuing operations was $2.6 million for the nine months ended September 30, 2021, primarily due to a net loss of $0.3 million adjusted by non-cash working capital. The adjustments for changes in assets and liabilities primarily included (i) advance to suppliers of $14.2 million, (ii) inventories of $4.1 million, and (iii) advanced from customers of $17.6 million.

Net cash used in operating activities of continuing operations was $0.7 million (total of $0.9 million including discontinued operations of $0.3 million), for the nine months ended September 30, 2020, primarily due to a net loss from continuing operations of $0.8 million and adjusted by non-cash working capital. The adjustments for changes in assets and liabilities primarily included prepayments and other current assets of $95,047, and depreciation and amortization expenses of $25,035.

Investing Activities:

No cash spent in investing activities of continuing operations and discontinued operations for the nine months ended September 30, 2021.

Net cash used in investing activities of continuing operations was $821 for the purchase of office equipment in the nine months ended September 30, 2020. No cash spent in investing activities of discontinued operations for the six months ended September 30, 2020.

Financing Activities:

Net cash provided by financing activities of continuing operations was $3.3 million for the nine months ended September 30, 2021. It was attributable to proceeds from short-term borrowings of $2.5 million, and borrowings from related parties of $0.5 million, offset by repayment to related parties. No cash spent in financing activities of discontinuing operations for the nine months ended September 30, 2021.

Net cash provided by financing activities of continuing operations was $0.1 million for the nine months ended September 30, 2020. Net cash used in financing activities of discontinued operations was $0.1 million for the nine months ended September 30, 2020.

We expect to incur additional costs associated with becoming a public company in the United States, primarily due to increased expenses related to accounting and tax services, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions and may not be available on terms reasonably acceptable to us or at all.

Capital Resources

As of September 30, 2021 and December 31, 2020

The following table provides certain selected balance sheets comparisons as of September 30, 2021 and December 31, 2020:

	September 30,	December 31,	Increase
	2021	2020	(Decrease)%
Cash and cash equivalents	$1,403,534	$664,605	$738,929	111%
Accounts receivable	1,541,925	-	1,541,925	>100%
Inventories	4,073,711	-	4,073,711	>100%
Advance to suppliers	14,186,429	-	14,186,429	>100%
Prepayment and other current assets	5,849,326	5,420,916	428,410	8%
Total current assets	27,054,925	6,085,521	20,969,404	345%
Property and equipment, net	11,037	19,320	(8,283)	(43)%
Intangible assets, net	9,003	10,113	(1,110)	(11)%
Operating lease right-of-use assets	66,539	-	66,539	>100%
Total non-current assets	86,579	29,433	57,146	194%
Total assets	$27,141,504	$6,114,954	$21,026,550	344%

Short-term borrowings	$2,541,925	$-	$2,541,925	>100%
Short-term borrowings - related party	499,980	-	499,980	>100%
Accounts payable	1,625	4,974	(3,349)	(67)%
Accrued expenses and other payables	2,157,119	1,819,544	337,575	19%
Advance from customers	17,560,514	-	17,560,514	>100%
Due to related parties	1,013,641	597,826	415,815	70%
Operating lease liabilities, current	49,522	-	49,522	>100%
Total current liabilities	23,824,326	2,422,344	21,401,982	884%
Operating lease liabilities, non-current	17,017	-	17,017	>100%
Total liabilities	$23,841,343	$2,422,344	$21,418,999	884%

Cash

We have cash and cash equivalents held in financial institutions in the following countries (regions):

Country (Region)	September 30, 2021	December 31, 2020
China (Mainland)	$792,525	$148,747
China (Hong Kong)	479,399	271,212
Singapore	131,610	244,646
Total cash and cash equivalents	$1,403,534	$664,605

As of September 30, 2021, we have a total of $1.4 million in cash and cash equivalents, among which $0.8 million was held inside China (Mainland), and $0.6 million was held outside of China (Mainland). As of December 31, 2020, we have a total of $0.7 million in cash and cash equivalents, among which $0.1 million was held inside China (Mainland), and $0.5 million was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Prepayments and other current assets, net

As of September 30, 2021, balances of prepayments and other current assets were $5.8 million, an increase of $0.4 million, compared to $5.4 million as of December 31, 2020. The increase primarily due to increase of prepaid input VAT of 0.8 million, offset by the proceeds from note receivable of 0.4 million.

	September 30, 2021	December 31, 2020
Prepaid expenses	$50,531	$54,466
Note receivable	-	400,000
Advance deposit for intent acquisition	4,937,664	4,937,664
Prepaid input VAT	834,608	-
Deposits and others	26,523	28,786
Total prepayment and other current assets	$5,849,326	$5,420,916

Current assets

Current assets as of September 30, 2021 totaled $27.1 million, an increase of $21.0 million, or 345% from our December 31, 2020 balance. The increase primarily resulted from a $14.2 million increase in advance to suppliers and a $4.1 million increase in inventories.

Accrued liabilities and other payables

Accrued liabilities and other payables mainly included wages payable, VAT payable, income tax payable, deposit payables and other payables. Accrued liabilities and other payables as of September 30, 2021 were $2.2 million, an increase of $0.3 million, compared to $1.8 million as of December 31, 2020.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. As of September 30, 2021, amounts due to related parties were $1.0 million, an increase of $0.4 million, or 70%, compared to $0.6 million as of December 31, 2020. Due to related parties as of September 30, 2021 and December 31, 2020 include:

	September 30, 2021	December 31, 2020
Zhentao Jiang	$1,011,182	$712,485
Wenjie Tang	(92,021)	(116,610)
Yufeng Mi	1,966	1,951
Yang Cao	92,514	-
Total	$1,013,641	$597,826

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These loans are interest free, unsecured and repayable on demand.

From time to time, the Company borrowed $0.4 million from related parties and repaid $17,391 to related parties in the nine months ended September 30, 2021. The Company borrowed $0.1 million from related parties and repaid $0.7 million to related parties in the nine months ended September 30, 2020.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

We adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented.  The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by us in determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

We are a mining machine and software developer, engaging in research, development and sales of cryptocurrency mining machine and standardized computing equipment and enterprise application software, including, accounting software and ERP software, and the software-related after sales services.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

We derive revenue from the sale of the following four items: (1) cryptocurrency mining machine and standardized computing equipment, (2) packaged software products, (3) technical support plans, (4) software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We record and recognize revenues from both products and services in one account, which is presented as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

During the nine months ended September 30, 2021 and 2020, We derive revenue from the sale of the following four items:

(1)	Sales of Cryptocurrency Mining Machine and Standardized Computing Equipment

We recognize the product revenues on a gross basis as we are responsible for fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the acceptance from customers.

(2)	Retail Software Products

Our packaged software products consist of accounting software, fintech software, trading education software and other online-based management products. Each packaged software product includes a perpetual software license and a one-year technical support plan. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over twelve months period. However, we did not record this revenue stream on total revenue for nine months ended September 30, 2021 since we discontinued business related to these products. We are continuing to develop retail software products for different industries.

(3)	Technical Support Plans

We sell technical support plan either as a package with the sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over twelve months period.

(4)	Software Customization Services

We deliver its software customization services by developing customized features on software products to suit customers’ special needs. Upon receiving the purchase request from the customers, we design, develop, test, and implement the specified features to software products. We also include a one-year technical support plan specifically for the developed feature(s).

Customers are able to request and purchase the service together with a purchase of software product, or separately if the customer has software products of our in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for twelve months period.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, income taxes including the valuation allowance for deferred tax assets. While we believe that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of Financial Instruments

We follow the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, short-term borrowings, accounts payable, accrued expenses and other payables, due to related parties and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We have adopted ASU 2016-13 since January 1, 2021, the impact of which on our consolidated financial statements was immaterial.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on our consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.